EXHIBIT 21.1
Subsidiaries of the Registrant

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Jazz Pharmaceuticals Ireland Limited	Ireland
Jazz Pharmaceuticals, Inc.	Delaware
Jazz Pharmaceuticals International Limited	Bermuda
Jazz Pharmaceuticals International II Limited	Bermuda
EUSA Pharma SAS	France
EUSA Pharma Holdings SAS	France
EUSA Pharma International Limited	Gibraltar